Exhibit 99.1

Endeavour Silver Infill Drilling Confirms Thick, High Grade, Silver-Gold Mineralization at Terronera Property, Jalisco State, Mexico

VANCOUVER, BC--(Marketwired - June 01, 2015) - Endeavour Silver Corp. (TSX: EDR)(NYSE:EXK) announces that infill drilling on the Terronera property in Jalisco State, Mexico continues to define high grade, silver-gold mineralization within the Terronera vein system. The main mineralized zone extends over 1,400 metres (m) in length, and is still open along strike to the southeast and down dip.

Recent drilling highlights from the Terronera vein are summarized in the table below and include 1,371 grams per tonne (gpt) silver and 1.10 gpt gold (1,448 gpt silver equivalent (AgEq)) over 6.6 m true width, or 42.2 ounces per ton (opT) AgEq over 21.6 feet (ft), including 5,420 gpt silver and 5.12 gpt gold (5,778 gpt AgEq) over 0.3 m true width, or 171.6 opT AgEq over 1.0 ft in hole TR10-4.

Hole	Structure	From	True Width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
TR10-4	Terronera	263.75	6.58	1.10	1371	1448
	Including	270.85	0.31	5.12	5420	5778
TR11-2	Hw Terronera	196.90	1.57	0.12	96	104
	Including	197.75	0.35	0.21	239	253
	Terronera	223.30	10.90	0.84	413	472
	Including	234.90	0.31	9.14	4830	5470
TR15-3	Terronera	358.80	1.71	2.75	217	409
	Including	359.75	0.31	6.84	150	629
TR16-4	Hw Terronera	125.05	1.56	0.58	363	403
	Including	126.15	0.21	1.37	1295	1391
	Terronera	134.35	1.58	2.08	24	170
	Including	134.80	0.27	3.82	11	278
TR16-5	Hw Terronera	148.40	2.29	0.86	681	741
	Including	149.45	0.20	1.29	1370	1460
	Old Working	152.50	Old Working
TR16-6	Hw Terronera	318.85	0.19	0.28	92	112
	Terronera	346.25	3.90	5.25	235	602
	Including	349.50	0.16	11.90	366	1199
TR16-7	Terronera	366.75	1.52	0.35	255	279
	Including	367.60	0.23	0.62	545	588
TR16-8	Terronera	418.80	1.57	2.56	74	253
	Including	418.80	0.65	5.76	165	568
TR19-1	HW Terronera	242.00	1.68	7.19	150	653
	Including	243.20	0.72	11.20	195	979
	Terronera	291.25	4.24	2.24	117	274
	Including	291.90	0.55	3.84	298	567
TR19-2	Hw Terronera	70.60	6.86	1.78	283	408
	Including	78.55	0.53	6.85	204	684
	Old Working	79.80	Old Working
	Terronera	93.00	2.16	2.28	42	201
	Including	93.00	0.32	3.23	55	281
TR19-3	Hw Terronera	95.15	1.52	5.99	184	603
	Including	96.35	0.32	23.50	647	2292
	Old Working	97.30	Old Working
	Terronera	144.60	5.28	6.10	116	543
	Including	149.50	0.19	26.20	307	2141
TR19-4	Hw Terronera	111.60	0.25	0.33	95	118
	Old Working	112.00	Old Working
	Terronera	191.10	5.82	3.11	98	316
	Including	196.70	0.16	10.05	277	981
TR20-6	Hw Terronera	100.00	1.80	1.31	57	148
	Including	101.90	0.25	3.71	90	350
	Terronera	151.00	2.08	3.93	63	338
	Including	153.30	0.20	7.79	89	634
TR25-2	Terronera	107.45	2.12	3.06	72	286
	Including	109.20	0.57	9.97	185	883
TR26-2	Terronera	30.45	3.90	4.43	296	606
	Including	30.70	0.42	10.05	537	1241

The Terronera vein is a large mineralized structure over 20 m wide in places that has been traced on surface for more than 3.5 kilometres (view longitudinal section here). In the mineralized zone, it often forms two parallel splays, the main vein and the hanging-wall vein. Only the main vein is shown in the longitudinal section. Silver equivalents are calculated at a ratio of 70:1 silver:gold.

Luis Castro, Vice President of Exploration, commented, “Infill drilling of the inferred resource within the Terronera vein continues to deliver consistently high grades over mineable widths with strong continuity of mineralization. One drill rig is currently working at Terronera to complete infill drilling of the main mineralized zone as part of the pre-feasibility study now underway.

“The Terronera vein holds excellent potential for additional discoveries along strike and it is the first of several prospective veins to be drilled on the Terronera property. Our goal for 2015 is to complete the pre-feasibility study by the fourth quarter. We believe Terronera has the potential to become a high-grade, underground silver-gold mine similar to our Bolañitos mine in Guanajuato.”

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour Silver – Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted ten consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com